Form 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2008

Commission File Number: 001-33759

GIANT INTERACTIVE GROUP INC.

2/F No. 29 Building, 396 Guilin Road

Shanghai 200233

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      ☑            Form 40-F      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Giant Interactive Group Inc.

Form 6-K

Page
Signature	3

Exhibit 99.1 — Press Release	4
PRESS RELEASE DATED February 20, 2008

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Giant Interactive Group Inc.

By:	/s/ Eric He
Name:	Eric He
Title:	Chief Financial Officer

Date: FEBRUARY 21, 2008

FOR IMMEDIATE RELEASE

GIANT INTERACTIVE ANNOUNCES FOURTH QUARTER

AND FISCAL YEAR 2007 RESULTS

SHANGHAI, CHINA — February 20, 2008 — Giant Interactive Group Inc. (NYSE: GA) (“Giant” or the “Company”), one of China’s leading online game developers and operators, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2007.

Fourth Quarter 2007 Highlights:

•	Net revenue was RMB434.8 million (US$59.6 million), an increase of 7.3% over the third quarter 2007 and 151.8% over the fourth quarter 2006.

•

Gross profit was RMB372.8 million (US$51.1 million), an increase of 3.6% over the third quarter 2007 and 153.0% over the fourth quarter 2006. Gross profit in the fourth quarter 2007 grew at a slower rate than revenue primarily due to an increase in business tax, caused by distributors boosting their prepayments at year end. Please see the discussion under “Cost of Services” below for more details. Gross profit margin for the fourth quarter 2007 was 85.7%.

•	Net income was RMB333.8 million (US$45.8 million), an increase of 15.0% over the third quarter 2007 and 287.2% over the fourth quarter 2006. Net income margin for the fourth quarter 2007 was 76.8%.

•

Non-GAAP net income excluding non-cash share-based compensation for the fourth quarter 2007 was RMB347.3 million (US$47.6 million), an increase of 17.9% over the third quarter 2007 and 273.0% over the fourth quarter 2006. Non-GAAP net income margin excluding non-cash share-based compensation for the fourth quarter 2007 was 79.9%.

•

Net income per American Depositary Share (“ADS”) was RMB1.39 (US$0.19), compared to RMB1.44 for the third quarter 2007 and RMB0.43 for the fourth quarter 2006. Our initial public offering in November 2007 increased the capital basis for EPS calculation.

•

Non-GAAP net income excluding non-cash share-based compensation per ADS for the fourth quarter 2007 was RMB1.44 (US$0.20), compared to RMB1.46 for the third quarter 2007 and RMB0.47 for the fourth quarter 2006.

•	Active Paying Accounts (“APA”) for online games[1] reached 1,405,000, an increase of 6.6% from the third quarter 2007 and 78.6% from the fourth quarter 2006.

•	Average Revenue Per User (“ARPU”) for online games[1] reached RMB308.6, an increase of 1.1% from the third quarter 2007 and an increase of 40.5% from the fourth quarter 2006.

•	Average Concurrent Users (“ACU”) for online games[1] was 512,000, an increase of 6.4% from the third quarter 2007 and an increase of 29.4% from the fourth quarter 2006.

•	Peak Concurrent Users (“PCU”) for online games[1] was 983,000, an increase of 10.7% from the third quarter 2007 and an increase of 30.2% from the fourth quarter 2006.

[1]	Online games include ZT Online, ZT Online PTP and Giant Online.

Fiscal Year 2007 Highlights:

Compared to fiscal year 2006 results,

•	Net revenues increased 273.9% to RMB1,527.5 million (US$209.4 million).

•	Gross profit increased 272.5% to RMB1,353.5 million (US$185.5 million).

•	Net income increased 364.5% to RMB1,136.3 million (US$155.8 million).

•	Non-GAAP net income excluding non-cash share-based compensation increased 361.7% to RMB1,161.2 million (US$159.2 million).

•	Net income per ADS increased 342.6% to RMB5.40 (US$0.74).

•	Non-GAAP net income excluding non-cash share-based compensation per ADS increased 337.3% to RMB5.51 (US$0.76).

Mr. Yuzhu Shi, Giant Interactive Chairman and CEO commented, “2007 was a successful year for Giant, underscored by our IPO on the NYSE and significant top- and bottom-line growth. Our company maintains industry-leading margins. Our success is derived from our focused strategy and our research and development capability. We focus on the research and development of a limited number of games, continuously making improvements in ZT Online in order to maintain continual revenue growth. Our product development team has the quality engineering talent and the in-depth understanding of Chinese gamers to develop commercially successful games. In addition, we forbid minors to play our games in order to fulfill our company’s social responsibility, which at the same time, leads to a high average spending level per user.”

“We look to leverage this positive momentum as we develop our game portfolio in 2008. We believe that Giant Online will be our next hit game, and we will be heavily promoting it. We have received encouraging feedback from our closed beta testers of Giant Online, which will officially enter open beta testing at the end of the first quarter of 2008. In addition, we intend to commercially launch two new games in 2008, among which King of Kings III is a 3D massively multiplayer online role playing game (“MMORPG”) set in a European-style magical world that complements our historical Chinese games. Empire of Sports is a role-playing sports game and we anticipate it will be popular during the year of the Olympics in China. The diversification of our game portfolio, while still adhering to our focused strategy, is an integral part of our strategy for growth, and we believe our current portfolio and pipeline position us well to compete in the coming years. Driven by our passion for games, we believe that our strong R&D and technology capabilities, extensive distribution, sales and marketing network and deep understanding of the Chinese mass market will allow us to continue to grow the business and build long-term shareholder value.”

Fourth Quarter and Fiscal Year 2007 Unaudited Financial Results

Net revenues. Net revenues for the fourth quarter 2007 were RMB434.8 million (US$59.6 million), representing a sequential increase of 7.3% from RMB405.2 million in the third quarter 2007 and a year-over-year increase of 151.8% from RMB172.7 million in the fourth quarter 2006.

Net revenues increased by 273.9% to RMB1,527.5 million (US$209.4 million) for the fiscal year 2007, from RMB408.5 million in 2006.

Online game net revenues in the fourth quarter 2007 were RMB433.6 million (US$59.4 million), representing a 7.3% increase from the third quarter 2007 and 151.0% increase from the fourth quarter 2006. Online game net revenues for the fiscal year 2007 increased by 272.4% to RMB1,521.4 million (US$208.6 million), from RMB408.5 million in 2006. This increase was primarily attributable to the success of ZT Online, which continued to attract new players. The constant development of new features such as in-game tournaments and events, as well as the launches of expansion packs in 2007, maintained player loyalty and increased interactivity within the game. APA for online games1 in the fourth quarter 2007 grew by 6.6% from the third quarter 2007 and by 78.6% against the fourth quarter 2006. ARPU for online games1 in the fourth quarter 2007 increased 1.1% from the third quarter 2007 and 40.5% against the fourth quarter 2006. ACU for online games1 in the fourth quarter 2007 increased 6.4% over the third quarter of 2007 and 29.4% over the fourth quarter 2006. PCU for online games1 in the fourth quarter 2007 showed an increase of 10.7% from the third quarter 2007 and an increase of 30.2% against the fourth quarter 2007.

Cost of Services. Cost of services for the fourth quarter 2007 was RMB62.0 million (US$8.5 million), representing an increase of 36.5% over the third quarter of 2007 and a 144.8% increase over the fourth quarter 2006. The rise in cost of services in the fourth quarter 2007 was mainly due to an RMB8.5 million increase in business tax, caused by our distributors boosting their prepayments for their inventories of prepaid game cards at year end with the related business tax expensed in the quarter. Employee compensation rose by RMB4.0 million in the fourth quarter 2007, as we provided our staff with improved salaries. Our Customer Service and Operations departments recruited more staff in preparation for further expansion of the Company in 2008. Depreciation of fixed assets increased by RMB4.0 million, reflecting the addition of new servers to support the launch of our new online games and maintenance of our Internet Data Centers (IDCs).

Cost of services increased by 285.2% to RMB174.1 million (US$23.9 million) for the fiscal year 2007, from RMB45.2 million in 2006. This increase was primarily attributable to business expansion; as our games become more and more popular, we are enhancing our network infrastructure to improve the player experience.

Gross Profit and Gross Margin. Gross profit for the fourth quarter 2007 was RMB372.8 million (US$51.1 million), representing a 153.0% increase from the fourth quarter 2006 and a 3.6% increase from the third quarter 2007. Gross margin for the fourth quarter 2007 was 85.7%, representing a slight decrease from 88.8% in the third quarter 2007 but an increase from 85.3% in the fourth quarter 2006. The quarter-over-quarter decline in gross margin can be attributed to increases in services and enhancements to our operational infrastructure and technology platforms that ensure the best gaming experience possible, as well as a rise in business tax at the end of 2007.

Gross profit increased by 272.5% to RMB1,353.5 million (US$185.5 million) for the full year 2007, from RMB363.3 million in 2006. Gross margin for the fiscal year 2007 was 88.6%, representing a slight decrease from 88.9% in 2006. These consistently high margins achieved are testimony to our stable business model and execution ability.

Operating Expenses. Total operating expenses for the fourth quarter 2007 were RMB93.9 million (US$12.9 million), representing an increase of 33.9% from RMB70.2 million in the third quarter 2007 and an increase of 52.0% from RMB61.8 million in the fourth quarter 2006. The sequential rise in operating expenses is mainly attributable to a surge in research and product development costs and increases in general and administrative expenses. The year-over-year rise in operating expenses was primarily a result of our young company broadening its infrastructure to support future business growth.

For the fiscal year 2007, total operating expenses increased by 128.6% to RMB273.7 million (US$37.5 million) from RMB119.7 million in 2006. The increase was primarily a result of our significant expansion of our nationwide sales and marketing team and our product development team and other operating expenses incurred to facilitate business growth.

Research and product development expenses for the fourth quarter 2007 increased 80.9% to RMB13.1 million (US$1.8 million) from RMB7.2 million in the third quarter 2007 and 55% against RMB8.4 million in the fourth quarter 2006. This primarily reflected an increase in salaries and stock options for our R&D team. Specifically, R&D salary expenses rose by RMB2.3 million as we hired additional engineers and increased investment in R&D facilities in order to boost Giant’s competitiveness in the market. Option expenses rose by RMB3.0 million, as additional stock options were issued to the core game architects as a performance incentive. For the fiscal year 2007, research and product development expenses increased by 81.9% to RMB26.9 million (US$3.7 million) from RMB14.8 million in 2006. This increase is mainly attributable to the hiring of new game architects and engineers that are instrumental in enhancing our current leading game, ZT Online, and developing Giant Online.

Sales and marketing expenses were RMB58.0 million (US$7.9 million) in the fourth quarter 2007, representing a 2.8% decrease from RMB59.6 million in the previous quarter, but representing a 60.1% increase from RMB36.2 million in the fourth quarter of 2006. Sales and marketing expenses were RMB189.4 million (US$26.0 million) for fiscal year 2007, a 135.4% increase over 2006. We believe the decrease in our sales and marketing expenses in the fourth quarter 2007 from the previous quarter reflected our cost efficiency efforts in advertising. We lowered advertising expenses while increasing our sales staff training program, to ensure an efficient and qualified sales team going forward. The year-over-year rise in sales and marketing expenses was mainly due to the penetration of untapped markets throughout the country.

General and administrative expenses were RMB22.9 million (US$3.1 million) in the fourth quarter 2007, an increase of 14.0% from RMB20.1 million in the previous quarter and an increase of 32.6% from RMB17.3 million in the fourth quarter 2006. General and administrative expenses increased by 184.0% to RMB74.1 million (US$10.2 million) in 2007 from RMB26.1 million in 2006. The slight increase of general and administrative expenses quarter-over-quarter is mainly attributable to staff expansion and retention initiatives, including share-based compensation for our employees. The year-over-year rise in general and administrative expenses was due to the expansion of our managerial talent, internal control, finance, accounting departments, and the associated costs of being a public company.

Interest Income. Interest income for the fourth quarter 2007 was RMB51.9 million, (US$7.1 million) compared to RMB0.8 million in the third quarter 2007 and RMB0.7 million in the fourth quarter 2006. The sharp rise in interest income was due to the net proceeds generated by us through our initial public offering in November 2007.

Interest income increased to RMB53.9 million (US$ 7.4 million) for the fiscal year 2007, from RMB1.1 million in 2006.

Income Tax Expense. We did not record any income tax expenses for the year 2007. At the end of 2007, we recorded current income tax expenses of RMB30.9 million (US $4.2 million), which was fully offset by a deferred tax-related income tax benefit of RMB30.9 million (US$4.2 million) in the 2007.

Net Income. Net income for the fourth quarter 2007 was RMB333.8 million (US$45.8 million), representing a 15.0% increase from RMB290.2 million in the third quarter 2007 and a 287.2% increase from RMB86.2 million in the fourth quarter 2006. Net income margin increased to 76.8% for the fourth quarter of 2007, as compared to 71.6% in the preceding quarter and 49.9% in the fourth quarter of 2006.

Net income increased by 364.5% to RMB1,136.3 million (US$155.8 million) for the full year 2007, from RMB244.6 million in 2006. Net income margin grew significantly to 74.4% for the fiscal year 2007, as compared to 59.9% in 2006.

Cash and Cash Equivalents. Cash and cash equivalents as of December 31, 2007 were RMB7,295.5 million (US$1,000.1 million), compared to RMB451.4 million at December 31, 2006. This increase is mainly due to our initial public offering on the New York Stock Exchange on November 1, 2007, which generated a large sum of financing cash.

Payables and Accrued Expenses. As of December 31, 2007 our payables and accrued expenses increased to RMB191.3 million (US$26.2 million), as compared to RMB82.8 million as of September 30, 2007. This 131.2% increase was mainly attributable to our stock repurchase program. During the fourth quarter 2007, we announced plans to repurchase up to US$200 million of the Company’s outstanding American Depository Shares in open-market transactions on the New York Stock Exchange. At the end of the fourth quarter, the funds that had not been deducted from our account increased the payable amount by RMB94.4 million. In addition, a rise in fourth quarter business tax also contributed to the sharp rise in payables.

Share Repurchase Program

In December 2007 Giant adopted a 10b5-1 plan enabling it to repurchase up to US$200.0 million of its ADSs. As of December 31, 2007, Giant had repurchased 1,429,100 ADSs for total consideration of US$17.3 million. As of the beginning of February 2008, Giant has repurchased 17,484,100 ADSs for total consideration of US$200.0 million.

Currency Convenience Translation

This release contains translations of certain Renminbi (RMB) amounts into US dollars (US$) at the rate of US$1.00 to RMB7.2946, which was the noon buying rate as of December 31, 2007 in the City of New York for cable transfers in Renminbi per US dollar as certified for customs purposes by the Federal Reserve Bank of New York. We make no representation that the Renminbi or US dollar amounts referred to in this release could have been, or could be, converted into US dollars at such rate or at all.

Use of Non-GAAP Financial Measures

Giant has reported for the fourth quarter of 2007 and fiscal year 2007 net income on a non-GAAP basis excluding non-cash share-based compensation. Giant believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the performance of Giant and when planning and forecasting future periods. Giant computes its non-GAAP financial measures using the same consistent method from quarter to quarter.

Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP results with non-GAAP results in the attached financial information.

The table below sets forth the reconciliation of GAAP measures to non-GAAP measures for the indicated periods:

GIANT INTERACTIVE GROUP, INC.

RECONCILIATION OF GAAP TO NON-GAAP (UNAUDITED)

	Three months ended
	December 31, 2006	September 30, 2007	December 31, 2007	December 31, 2007
	(RMB)	(RMB)	(RMB)	(US$)
GAAP net income:	86,206,073	290,210,885	333,804,425	45,760,485

Share-based compensation	6,897,200	4,412,607	13,515,602	1,852,823

Non-GAAP net income:	93,103,273	294,623,492	347,320,027	47,613,308

Non-GAAP Earnings per share:

Basic	0.47	1.46	1.44	0.20
Diluted	0.46	1.40	1.39	0.19

Weighted average ordinary shares:

Basic	200,000,000	201,572,283	240,379,692	240,379,692
Diluted	200,588,763	210,476,214	250,120,341	250,120,341

	For the year ended
	December 31, 2006	December 31, 2007	December 31, 2007
	(RMB)	(RMB)	(US$)
GAAP net income:	244,618,431	1,136,344,283	155,778,835

Share-based compensation	6,897,200	24,863,615	3,408,496

Non-GAAP net income:	251,515,631	1,161,207,898	159,187,331

Non-GAAP Earnings per share:

Basic	1.26	5.51	0.76
Diluted	1.26	5.37	0.74

Weighted average ordinary shares:

Basic	200,000,000	210,574,196	210,574,196
Diluted	200,148,401	216,255,503	216,255,503

Business Highlights and Outlook

ZT Online—As a testimony to our commitment to constantly enhancing our games in accordance with gamers’ changing preferences, we have begun rolling out new expansion packs and features for ZT Online. The Neighboring Friends expansion pack contains a new feature in which a gamer’s physical location can now be shown to other players. This encourages users to form location-based bonds, both in the game and in real-life, taking ZT Online to a new level of interactivity. This expansion pack is being rolled out on a regional basis, with nationwide deployment to be completed in 2008. ZT Online PTP, a pay-to-play version of the original ZT Online, allows gamers to explore the award-winning ZT Online universe using a time or subscription based model. We believe the simultaneous operation of both pay-to-play and free-to-play versions will allow the game to appeal to a broader audience and expand our customer base. We began open beta testing of ZT Online PTP on January 29, 2008.

Giant Online—We officially commenced closed beta testing of Giant Online, our company’s second internally developed game. Giant Online’s most distinctive characteristic is its modern military theme, blended with many casual game components. In addition, we developed the game’s direction towards more community-based features. These features promote stable community bonds and raise the stickiness of the game, helping to retain new players. On December 29, 2007, we released the game to a group of players for user testing. Direct feedback from enthusiastic beta testers has been positive and plays an instrumental role in allowing game designers to further refine the game’s content and design. At the end of the first quarter of 2008, we will initiate an open beta test.

King of Kings III—King of Kings III, a 3D free-to-play medieval magical MMORPG that we acquired from a Taiwan-based company, has completed its fundamental game design and is currently undergoing engineering testing in Taiwan. The developers plan to begin focus group testing in March of 2008. King of Kings III is on schedule for release in China in 2008.

Empire of Sports—Empire of Sports is a 3D MMORPG featuring multiple sports competitions. We have secured an exclusive license from Switzerland-based Empire of Sports Ltd. to operate Empire of Sports in the Greater China region when the game is completed in 2008.

First Quarter 2008 Guidance—We believe that fewer of our targeted players will have played our games during the first quarter 2008 due to the Chinese New Year holiday. In addition, we believe that the severe winter weather experienced in locations throughout China in first quarter 2008 will have resulted in still fewer players playing our games during the period. In spite of these factors, Giant expects to generate total net revenues for the first quarter 2008 in the range of RMB448 million to RMB456 million.

Conference Call

Giant’s senior management will host a conference call at 8:00 am (US Eastern Standard Time) / 5:00 am (US Pacific Standard Time) / 9:00 pm (Beijing Time) on Thursday, February 21, 2008 to discuss its fourth quarter 2007 and fiscal year 2007 financial results and recent business activity. The conference call may be accessed by calling: +1 (800) 299-0148 (US), +86 10 800 130 0399 (China) or +1 (617) 801-9711 (outside of US or China), with pass code 11308825. Please dial in approximately 10 minutes before the scheduled time of the call.

A live webcast of the conference call and recording will be available on the investor relations page of Giant Interactive Group’s website at http://www.giantig.com/investors/earningsannouncements.html.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is preliminary and subject to adjustments. Adjustments to the financial statements may be identified when audit work is performed for the year-end audit, which could result in significant differences from this preliminary unaudited financial information.

About Giant Interactive Group Inc.

Giant Interactive Group Inc. (NYSE: GA) is one of China’s leading online game developers and operators in terms of revenues, focusing on massively multiplayer online role playing games. Giant’s game, ZT Online, was voted the most popular online game in China in 2006 according to the International Data Corporation. Giant has three additional online games that it intends to commercially launch, including Giant Online, King of Kings III and Empire of Sports. Giant has built a nationwide distribution network to sell the prepaid game cards and game points required to play its games, which as of December 31, 2007 consisted of over 200 distributors, and reached over 116,500 retail outlets, including internet cafes, software stores, supermarkets, bookstores, newspaper stands, and convenience stores located throughout China. For more information, please visit Giant Interactive Group on the web at www.giantig.com.

Safe Harbor Statement

Statements in this release contain “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements and among others, include our anticipated operating results for the first quarter 2008, our continued efforts to successfully develop and launch our new games and expand our distribution and marketing network, anticipated success of our ZT Online expansion packs, including the Neighboring Friends expansion pack, our ability to successfully commercially launch and operate ZT Online PTP, Giant Online, King of Kings III and Empire of Sports and our ability to continue to grow our business and build long-term shareholder value. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside of our control. Our actual results and financial condition and other circumstances may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. Among the factors that could cause our actual results to differ from what we currently anticipate may include our ability to develop, purchase or license additional online games that are attractive to our players, our ability to develop and successfully launch expansion packs for our online games, our dependence on one online game, which currently accounted for all of our historical net revenues, our ability to respond to competition, our need to implement and maintain effective internal control over financial reporting, our limited operating history and unproven long-term potential of our online game business model and our uncertainties with respect to the PRC legal and regulatory environments. The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in our prospectus filed with the Securities and Exchange Commission on November 1, 2007, and is available on the Securities and Exchange Commission’s website at www.sec.gov. For additional information on these and other important factors that could adversely affect our business, financial condition, results of operations and prospects, see “Risk Factors”

beginning on page 12 of our prospectus. Our actual results of operations for the fourth quarter of 2007 are not necessarily indicative of our operating results for any future periods. Any projections in this release are based on limited information currently available to us, which is subject to change. Although such projections and the factors influencing them will likely change, we undertake no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release. Such information speaks only as of the date of this release.

Contacts:
Investor Contact: Eric He, CFO Giant Interactive Group Inc. +86 21 6451 5001	Investor Relations (US): Mahmoud Siddig, Director Taylor Rafferty +1 (212)889-4350

Investor Relations (HK): Ruby Yim, Managing Director Taylor Rafferty +852 3196 3712	Media Contact: John Dooley, Senior Associate Taylor Rafferty +1 (212)889-4350

GIANT INTERACTIVE GROUP, INC.

CONSOLIDATED CONDENSED BALANCE SHEETS

	Audited	Unaudited	Unaudited	Unaudited
	December 31, 2006	September 30, 2007	December 31, 2007	December 31, 2007
	(RMB)	(RMB)	(RMB)	(US$)
ASSETS
Current assets:
Cash and cash equivalents	451,371,402	1,169,962,910	7,295,469,843	1,000,119,245
Prepayments and other current assets	12,558,672	42,754,330	40,721,896	5,582,471
Due from related parties	2,500,000	4,807,033	6,005,661	823,302
Inventories	228,361	1,120,255	385,876	52,899
Deferred tax assets	—	11,927,813	30,911,888	4,237,640

Total current assets	466,658,435	1,230,572,341	7,373,495,164	1,010,815,557

Non-current assets:
Property and equipment, net	36,491,280	113,529,232	127,631,269	17,496,678
Intangible assets, net	1,643,545	78,430,555	86,589,305	11,870,329
Long-term deposits	10,600	10,600	7,600	1,042
Deferred initial public offering costs	—	35,400,000	—	—

Total non-current assets	38,145,425	227,370,387	214,228,174	29,368,049

Total assets	504,803,860	1,457,942,728	7,587,723,338	1,040,183,606

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Payables and accrued expenses	47,044,135	82,756,614	191,301,964	26,225,148
Due to a related party	2,496,391	—	13,710,697	1,879,568
Advance from distributors	52,614,687	118,556,151	127,805,262	17,520,529
Deferred revenue	136,712,130	260,762,879	324,970,643	44,549,481
Dividends payable	—	—	593,498,287	81,361,320
Unrecognized tax benefits	—	11,927,813	30,911,888	4,237,640

Total current liabilities	238,867,343	474,003,457	1,282,198,741	175,773,686

Non-current liabilities:
Long-term loans	16,074,720	—	—	—

Total liabilities	254,942,063	474,003,457	1,282,198,741	175,773,686

Commitments and contingencies

Shareholders’ equity
Ordinary shares (par value US$0.0000002 per share; 500,000,000 shares authorized as at December 31, 2006, September 30, 2007, December 31, 2007 respectively; 200,000,000 and 204,590,000 shares issued and outstanding at December 31, 2006, September 30, 2007 respectively, 258,670,626 shares issued and 257,241,526 shares outstanding at December 31, 2007)	318	325	411	56
Additional paid-in capital	46,404,700	143,971,228	5,928,533,055	812,729,013
Statutory reserves	43,890,273	43,890,273	43,890,273	6,016,817
Accumulated other comprehensive income	145,906	2,397,187	(51,781,427)	(7,098,597)
Retained earnings	159,420,600	793,680,258	511,416,766	70,108,953
Treasury stock	—	—	(126,534,481)	(17,346,322)

Total shareholders’ equity	249,861,797	983,939,271	6,305,524,597	864,409,920

Total liabilities and shareholders’ equity	504,803,860	1,457,942,728	7,587,723,338	1,040,183,606

GIANT INTERACTIVE GROUP, INC.

CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (UNAUDITED)

	For the year ended
	December 31, 2006	December 31, 2007	December 31, 2007
	(RMB)	(RMB)	(US$)
Net revenue:
Online game	408,498,898	1,521,395,641	208,564,642
Overseas licensing revenue	—	6,140,785	841,826

Total net revenue	408,498,898	1,527,536,426	209,406,468

Cost of services	(45,195,021)	(174,086,313)	(23,865,094)

Gross profit	363,303,877	1,353,450,113	185,541,374

Operating (expenses) income:
Research and product development expenses	(14,799,199)	(26,918,177)	(3,690,151)
Sales and marketing expenses	(80,460,131)	(189,403,073)	(25,964,833)
General and administrative expenses	(26,098,437)	(74,130,222)	(10,162,342)
Government financial incentives	1,621,411	16,779,300	2,300,236

Total operating expenses	(119,736,356)	(273,672,172)	(37,517,090)

Income from operations	243,567,521	1,079,777,941	148,024,284

Interest income	1,136,660	53,878,324	7,386,056
Other income and expense	(85,750)	126,018	17,276
Investment income	—	2,562,000	351,219

Income before income tax expenses	244,618,431	1,136,344,283	155,778,835
Income tax expenses	—	—	—

Net income	244,618,431	1,136,344,283	155,778,835

Other comprehensive income
Foreign currency translation	145,906	(51,927,333)	(7,118,599)

Comprehensive income	244,764,337	1,084,416,950	148,660,236

Earnings per share:

Basic	1.22	5.40	0.74
Diluted	1.22	5.25	0.72

Weighted average ordinary shares:

Basic	200,000,000	210,574,196	210,574,196
Diluted	200,148,401	216,255,503	216,255,503

GIANT INTERACTIVE GROUP, INC.

CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (UNAUDITED)

	Three months ended
	December 31, 2006	September 30, 2007	December 31, 2007	December 31, 2007
	(RMB)	(RMB)	(RMB)	(US$)
Net revenue:
Online game	172,725,320	404,032,797	433,573,662	59,437,620
Overseas licensing revenue	—	1,213,862	1,268,676	173,920

Total net revenue	172,725,320	405,246,659	434,842,338	59,611,540

Cost of services	(25,342,848)	(45,449,384)	(62,034,460)	(8,504,162)

Gross profit	147,382,472	359,797,275	372,807,878	51,107,378

Operating (expenses) income:
Research and product development expenses	(8,425,911)	(7,219,369)	(13,061,962)	(1,790,634)
Sales and marketing expenses	(36,208,344)	(59,626,591)	(57,958,676)	(7,945,422)
General and administrative expenses	(17,278,600)	(20,093,497)	(22,913,536)	(3,141,164)
Government financial incentives	114,500	16,779,300	—	—

Total operating expenses	(61,798,355)	(70,160,157)	(93,934,174)	(12,877,220)

Income from operations	85,584,117	289,637,118	278,873,704	38,230,158

Interest income	673,442	837,133	51,948,504	7,121,501
Other income and expense	(51,486)	(263,366)	420,217	57,607
Investment income	—	—	2,562,000	351,219

Income before income tax expenses	86,206,073	290,210,885	333,804,425	45,760,485

Income tax expenses	—	—	—	—

Net income	86,206,073	290,210,885	333,804,425	45,760,485

Other comprehensive income
Foreign currency translation	145,906	1,851,099	(54,178,614)	(7,427,222)

Comprehensive income	86,351,979	292,061,984	279,625,811	38,333,263

Earnings per share:

Basic	0.43	1.44	1.39	0.19
Diluted	0.43	1.38	1.33	0.18

Weighted average ordinary shares:

Basic	200,000,000	201,572,283	240,379,692	240,379,692
Diluted	200,588,763	210,476,214	250,120,341	250,120,341